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OCB
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NOV 2 6 2008
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105

08033258

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SEC FILE NUMBER
8-16207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 860
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MICHAEL E. KERR
Notary Public, State of Texas
My Commission Expires
October 11, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHARE FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2008

SHARE FINANCIAL SERVICES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Share Financial Services, Inc.

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. as of September 30, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Share Financial Services, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 25, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2008

ASSETS

Cash	$ 105,291
Commissions receivable	71,993
Property and equipment, net of accumulated depreciation of $59,220	16,687
Receivable from related party	54,513
Employee advances	31,144
Prepaid expenses	838
	$ 280,466

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 82,235
Commissions payable	52,178
Capital lease obligations	12,664
State income tax payable	5,812
	152,889
Stockholder's equity	
Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	250,000
Retained earnings (deficit)	(130,423)
Total stockholder's equity	127,577
	$ 280,466

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended September 30, 2008

Revenues	
Commissions income	$ 1,541,928
Other income	16,365
	1,558,293
Expenses	
Compensation and benefits	1,024,891
Commissions and clearance paid to all other brokers	301,686
Communications	67,174
Occupancy and equipment costs	28,571
Promotional costs	12,346
Regulatory fees and expenses	27,066
Interest expense	1,652
Other expenses	227,189
	1,690,575
Loss before income taxes	(132,282)
Federal income tax benefit - related party	4,895
State income tax expense - related party	(1,395)
Net Loss	$ (128,782)

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2008

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at October 1, 2007	8,000	$ 8,000	$ 200,000	$ (1,641)	$ 206,359
Capital contribution			50,000		50,000
Net loss				(128,782)	(128,782)
Balances at September 30, 2008	8,000	$ 8,000	$ 250,000	$(130,423)	$ 127,577

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2008

Balance at October 1, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities:	
Net loss	$ (128,782)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in commissions receivable	(48,703)
Decrease in accounts receivable-other	2,165
Increase in receivable from related party	(54,513)
Decrease in employee advances	45,799
Increase in prepaid expenses	(838)
Increase in accounts payable and accrued expenses	41,358
Increase in commissions payable	38,978
Decrease in federal income tax payable - related party	(4,895)
Net cash provided (used) by operating activities	(109,431)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Payments on capital lease obligations	(6,019)
Capital contribution	50,000
Net cash provided (used) by financing activities	43,981
Net decrease in cash	(65,450)
Cash at beginning of year	170,741
Cash at end of year	$ 105,291
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 161
Interest	$ 1,652

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2008

Note 1 - Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(i). The Company is a wholly-owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $10,295 for the year ended September 30, 2008 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2008, the Company had deficit net capital of approximately $(21,740) and net capital requirements of $10,193.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to corporations, effective with franchise tax reports filed on or after January 1, 2008. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

Note 5 - Lease Commitments

The following is an analysis of leased property under capital leases:

Office equipment	$ 29,735
Less: accumulated amortization	22,344
	$ 7,391

Note 5 - Lease Commitments, continued

Amortization of the lease property is included in depreciation expense. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2008:

Year Ending September 30,	
2009	$ 7,671
2010	6,245
	13,916
Less: amount representing interest	(1,252)
Present value of net minimum lease payments	$ 12,664

Note 6 - Related Party Transactions

During the year ended September 30, 2008 the Company paid the Parent approximately $136,782 for allocated overhead. This amount is reflected in other expenses.

During the year ended September 30, 2008 the Company was reimbursed for certain expenses by the Parent in the amount of $119,000. This amount is reflected as a reduction in other expenses.

Note 7 - Concentrations of Credit Risk

At various times throughout the year the Company had cash balances in excess of federally insured limits.

Note 8 - Employee Benefit Plan

The Company sponsors a defined contribution 401(k) and profit sharing plan to which both the Company and eligible employees may contribute. Company contributions are voluntary and at the discretion of the board of directors. There were no contributions made by the Company for the year ended September 30, 2008.

Note 9 - Commitments and Contingencies

The Company together with others has been named as a defendant in a lawsuit incidental to its securities business. The lawsuit is in the discovery stage. Management intends to present a vigorous defense.

The ultimate outcome of these proceedings cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2008

Schedule I

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 127,577
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		127,577
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable in excess of related payable	$ 46,135	
Property and equipment	16,687	
Receivable from related party	54,513	
Employee advances	31,144	
Prepaid expenses	838	(149,317)
Net capital before haircuts on securities positions		(21,740)
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital (deficit)		$ (21,740)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 82,235
Commissions payable	52,178
Capital lease obligations	12,664
State income tax payable	5,812
Total aggregate indebtedness	$ 152,889

Schedule I (continued)

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 10,193
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 10,193
Net capital below required minimum	$ (31,933)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report	$ 60,201
Increase (decrease) due to adjustments for:	
Commissions receivable in excess of the related payable	(46,135)
Increase in commissions payable	(32,998)
Increase in capital lease obligations	(7,704)
Decrease in federal income tax payable - related party	4,895
Deficit net capital per audited report	$ (21,741)

Schedule II

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Share Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Share Financial Services, Inc. (the "Company") as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company internal control. Accordingly, we do not express an opinion on the effectiveness of the Company internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on November 19, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
November 25, 2008

END